UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Woori Bank ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On February 5, 2015, Woori Bank approved the extension of loans to its largest shareholder Korea Deposit Insurance Corporation and to its subsidiary Woori Card
Co., Ltd. The following is a detailed summary of the transactions.

Summary of Transactions

< Loan to Korea Deposit Insurance Corporation >

1. Name of the Debtor: Korea Deposit Insurance Corporation
2. Loan Origination Date: March 5, 2015
3. Aggregate Amount of the Loan: KRW 500 billion (revolving credit)
4. Interest Rate: 2.63%
5. Maturity: August 28, 2015
6. Use of Proceeds: Working Capital
7. Total Loans to Korea Deposit Insurance Corporation (as of February 5, 2015) :
KRW 0
8. Date of Approval: February 5, 2015

< Loan to Woori Card >

1. Name of the Debtor: Woori Card
2. Loan Origination Date: March 4, 2015
3. Aggregate Amount of the Loan: KRW 500 billion (revolving credit)
4. Interest Rate: 0.75%
5. Maturity: March 3, 2016
6. Use of Proceeds: Working Capital
7. Total Loans to Woori Card (as of February 5, 2015) : KRW 0
8. Date of Approval: February 5, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank

Date: February 5, 2015	By:	/s/ Seung-Gyu Kim
	Name:	Seung-Gyu Kim
	Title:	Executive Vice President